(Securities Code 7203)
June 16, 2015
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2015 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2015 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2015 (April 1, 2014 through March 31, 2015) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2015

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 125 yen per share was approved as proposed.

Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2015 will be 200 yen per share.

Proposed Resolution 2:	Election of 12 Members of the Board of Directors

Approved as proposed. The following 12 persons were elected and have assumed their positions as Members of the Board of Directors:

Takeshi Uchiyamada, Akio Toyoda, Nobuyori Kodaira, Mitsuhisa Kato, Seiichi Sudo, Shigeki Terashi, Shigeru Hayakawa, Didier Leroy, Takahiko Ijichi, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Messrs. Ikuo Uno, Haruhiko Kato, and Mark T. Hogan satisfy the requirements to be qualified as Outside Members of the Board of Directors as stipulated in Article 2, Item 15 of the Companies Act.

Proposed Resolution 3:	Election of 4 Audit & Supervisory Board Members

Approved as proposed. The following 4 persons were elected and have assumed their positions as Audit & Supervisory Board Members: Masahiro Kato, Yoshiyuki Kagawa, Yoko Wake, and Hiroshi Ozu.

Ms. Yoko Wake and Mr. Hiroshi Ozu satisfy the requirements to be qualified as Outside Audit & Supervisory Board Members as stipulated in Article 2, Item 16 of the Companies Act.

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a substitute Audit & Supervisory Board Member:

Ryuji Sakai.

Mr. Ryuji Sakai is a substitute Outside Audit & Supervisory Board Member for either Ms. Yoko Wake, Mr. Teisuke Kitayama, or Mr. Hiroshi Ozu who are currently Outside Audit & Supervisory Board Members.

Proposed Resolution 5:	Payment of Bonuses to Members of the Board of Directors

Approved as proposed. The Members of the Board of Directors in office as of the end of FY2015 will be paid a total amount of 885,300,000 yen as executive bonuses.

Proposed Resolution 6:	Partial Amendments to the Articles of Incorporation

Approved as proposed. In accordance with the change in the scope of Members of the Board of Directors and Audit & Supervisory Board Members with whom limited liability agreements may be concluded, the necessary amendments was made to the Articles of Incorporation of TMC.

Proposed Resolution 7:	Partial Amendments to the Articles of Incorporation and Delegation to Our Board of Directors of the Power to Determine Offering Terms in Connection with Issuance of Class Shares

Approved as proposed. The amendments to the Articles of Incorporation pertaining to the establishment of Model AA Class Shares in order to enable us to issue such shares was made to the Articles of Incorporation of TMC. In addition, pursuant to Articles 199 and 200 of the Companies Act, the power to determine offering terms for issuance of the offered shares was delegated to the Board of Directors.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 8 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Takeshi Uchiyamada, President Akio Toyoda, Executive Vice Presidents Nobuyori Kodaira, Mitsuhisa Kato, Seiichi Sudo, Takahiko Ijichi, Didier Leroy, and Shigeki Terashi were elected and assumed their positions as Representative Directors.

The new Members of the Board of Directors, Audit & Supervisory Board Members, Senior Managing Officers, and Managing Officers are as follows:

Chairman of the Board of Directors	Takeshi Uchiyamada	Member of the Board of Directors	Ikuo Uno

President	Akio Toyoda	Member of the Board of Directors	Haruhiko Kato

Executive Vice President	Nobuyori Kodaira	Member of the Board of Directors	Mark T. Hogan

Executive Vice President	Mitsuhisa Kato	Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa

Executive Vice President	Seiichi Sudo	Full-time Audit & Supervisory Board Member	Masahiro Kato

Executive Vice President	Takahiko Ijichi	Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa

Executive Vice President	Didier Leroy	Audit & Supervisory Board Member	Yoko Wake

Executive Vice President	Shigeki Terashi	Audit & Supervisory Board Member	Teisuke Kitayama

Member of the Board of Directors	Shigeru Hayakawa	Audit & Supervisory Board Member	Hiroshi Ozu

Senior Managing Officers

Hirofumi Muta	Koei Saga	Soichiro Okudaira	Kazuhiro Miyauchi
Shigeru Hayakawa *	Tokuo Fukuichi	Satoru Mouri	Toshiyuki Mizushima
Keiji Masui	Kiyotaka Ise	Moritaka Yoshida	Osamu Nagata
Hiroji Onishi	James E. Lentz	Mitsuru Kawai	Shigeki Tomoyama
(Note) The asterisk (*) indicates that the officer doubles as a Member of the Board of Directors of TMC.

Managing Officers

Steve St. Angelo	Hayato Shibakawa	Hiroyuki Fukui	Takeshi Isogaya
Johan van Zyl	Shinya Kotera	Koki Konishi	Jiro Kawamoto
Kazuhiro Kobayashi	Tetsuya Otake	Yasuhiko Sato	Yuji Maki
Kazuo Ohara	Kazuhiro Sato	Masayoshi Shirayanagi	Yoichi Miyazaki
Riki Inuzuka	Tatsuro Takami	Mark S. Templin	Tetsuo Ogawa
Shinji Kitada	Kyoichi Tanada	Takashi Yamamoto	Hiroaki Okuchi
Masahisa Nagata	Tatsuro Ueda	Hiroki Nakajima	Christopher P. Reynolds
Takeshi Numa	Karl Schlicht	Julie Hamp

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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